Filed Pursuant to Rule 433

Registration Statement No.333-180488

CURRENCY-LINKED STEP UP NOTES

Currency-Linked Step Up Notes Linked to a Basket of Emerging Market Currencies
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Exchange Rate Measure	Basket of Emerging Market Currencies, which measures the value of an approximately equally-weighted investment in the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the euro
Payout Profile at Maturity

—    If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases

—    If the Exchange Rate Measure is flat or increases up to the Step Up Value, a return of [17% to 23%]

—    If the Exchange Rate Measure increases above the Step Up Value, a return equal to the percentage increase in the Exchange Rate Measure

—     1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk

Step Up Value	[117% to 123%] of the Starting Value; to be determined on the pricing date
Step Up Payment	[$1.70 to $2.30] per unit, a [17% to 23%] return over the principal amount, to be determined on the pricing date
Minimum Redemption Amount	$9.00 per unit
Investment Considerations	This investment is designed for investors who anticipate that the Exchange Rate Measure will increase over the term of the notes, are seeking some level of protection against declines in the Exchange Rate Measure at maturity, and are willing forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514363498/d799709dfwp.htm

Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.
—	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
—	Changes in the Exchange Rates of the Underlying Currencies may offset each other.
—	The initial estimated value of the notes on the pricing date will be less than their public offering price.
—	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
—	The Exchange Rate Measure could be affected by actions of the governments of China, India, Russia, the European Union and the United States.
—	Even though currencies trade around-the-clock, the notes will not, and the prevailing market prices for the notes may not reflect current exchange rates.
—	Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the U.S. dollar relative to the euro may affect the Redemption Amount.
—	An investment in the notes is subject to risks associated with emerging market currencies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

CURRENCY-LINKED STEP UP NOTES

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.